FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 30, 2002

Telecom Italia S.p.A.
(Formerly STET - Società Finanziaria Telefonica per Azioni)
(Translation of registrant's name into English)

Corso d'Italia 41, 00198 Rome, Italy
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Italia S.p.A.
(Registrant)

Date: August 30, 2002

By: ______________________
Name: Riccardo A. Pettazzi
Title: Chief of Corporate Affairs Department

List of exhibits regarding **FORM 6-K** for the month of August 2002 through August 30, 2002:

1) Press Release of August 30, 2002

TELECOM ITALIA olivetti

PRESS RELEASE

Rome, 30 August 2002 – Mr Enrico Bondi is leaving his positions within the Olivetti-Telecom Italia Group. Mr Bondi's responsibilities will be distributed amongst the Group's management.

Mr Bondi is going on to become CEO of Premafin.

The Group wishes to thank Mr Bondi for his contribution during a delicate transition period, and wishes him much success for the future.

Communication & Media Relations
+39 0636882023-0636882066
www.telecomitalia.it/press

Investor Relations: +3906.36882560/2381
www.telecomitalia.it/investor